Exhibit 4.16

FILM SUPPLY AGREEMENT

THIS AGREEMENT is made as of February 3, 2004 by and between FMC Corporation, FMC BioPolymer, 1735 Market Street, Philadelphia, Pennsylvania 19103, U.S.A. (“FMC”), and BioProgress PLC, Hostmoor Avenue, March, Cambridgeshire, PE15 0AX, United Kingdom (“BioProgress”).

WHEREAS, FMC BioProgress Technology International Inc (“BioProgress T.I.)and BioProgress have entered into an alliance whereby FMC has received an exclusive license of BioProgress T.I’s NRobe™ System for solid dosage forms, as more specifically set forth in the Framework Agreement executed between the parties and BioProgress T.I.on February 3 2004.

WHEREAS, BioProgress intends to manufacture pharmaceutical quality film for use in producing pharmaceutical dosage forms, as more specifically described in Annex A (the “Film”) and is in the process of establishing a facility for such purpose;

WHEREAS, as part of its utilization of the NRobe™ System technology FMC desires to enter into a contract to purchase Film from BioProgress and BioProgress is willing to supply FMC with Film.

NOW, THEREFORE, BioProgress agrees to sell and FMC agrees to purchase the Film subject to the following terms and conditions:

1. THE FILM

The Film shall meet the specifications set forth in Annex A (the “Specifications”), and shall be produced in a certified cGMP facility. Compliance with the Specifications shall be determined in accordance with the analytical methods set forth in Annex B. Upon reasonable notice to BioProgress FMC may change the specifications of the Film to reflect the refinement of the NRobe™ System as it is commercialized provided that, where such change, in the reasonable opinion of BioProgress, is likely to cause technical difficulties for the equipment producing the Film, BioProgress shall, within fourteen (14) days of receipt of notice of change from FMC, give notice of such technical difficulties. The parties will work together in good faith to establish a solution to such difficulties but BioProgress shall not be obliged to implement the change until a solution acceptable to both parties is agreed.

2. TERM

2.1 Unless sooner terminated as hereinafter provided, the term of this Agreement shall commence on the date it has been executed by both parties (“Commencement Date”)and continue until December 31, 2006 provided, however, that BioProgress shall not be obliged to supply Film hereunder until it gives notice to FMC that it has established a certified cGMP facility and that such facility is able to commence production of Film in accordance with the Specifications (“Start of Production” or “SOP”). BioProgress shall use all reasonable endeavours to reach SOP as soon as practicable following the Commencement Date but if it shall not have certified SOP by the second anniversary of the Commencement Date, either party shall be entitled to terminate this Agreement by not less than three (3) months notice in writing.

2.2 This Agreement shall not be automatically renewed or otherwise extended. Any renewal or extension of this Agreement shall require a separate written document.

3. QUANTITY

With effect from SOP, BioProgress agrees to supply FMC and FMC agrees to purchase from BioProgress, not less than fifty percent (50%) of FMC’s requirements for HPMC film used for NRobe™ System applications in each calendar year (or pro rata for the period following SOP in the year in which SOP occurs or up to termination in the year in which termination occurs), provided however, should FMC require more than fifty thousand (50,000) square meters of Film in any year, the parties shall consult to discuss FMC’s specific needs and the availability of such excess amount and BioProgress shall use its reasonable efforts to supply such amount subject to capacity constraints and prior commitments to other customers.

4. FORECASTS AND ORDERS

4.1 No later than October 1, 2004, FMC shall give BioProgress a non-binding written forecast of its purchases of Film for the calendar year 2005 and BioProgress shall confirm in writing whether or not it is able to supply the forecasted quantities. No later than October 1, 2005 FMC shall give BioProgress a non-binding written forecast of its purchases of Film for the calendar year 2006 and BioProgress shall confirm in writing whether or not it is able to supply the forecasted quantities. At least sixty (60) days prior to the beginning of each calendar quarter, FMC shall give BioProgress an updated forecast covering specific deliveries of Film for such quarter. With effect from SOP, FMC shall provide to BioProgress no later than the 4th of each month a purchase order for deliveries of Film for that month together with estimates of the quantity of Film to be delivered in the following two months. FMC shall endeavour to minimize variations between firm orders placed and the firm estimates previously made for the month concerned.

4.2 Orders shall be binding upon BioProgress only when accepted and approved in writing by an authorized representative of BioProgress. BioProgress will have the right to accept or reject any order, or to accept part of any order and to reject the balance or to accept the order subject to an extended delivery period. FMC shall not be liable for any failure to order fifty percent (50%) of its requirements for a year from BioProgress where such failure was by reason of the failure of BioProgress to accept orders for delivery in the year concerned. BioProgress shall not be liable to FMC for any failure to supply FMC with fifty percent (50%) of its requirements for Film in a year where such failure is as a result of FMC’s refusal to accept shipments in whole or in part which conform to specificiations.

5. PRICE

5.1 The price of Film during the term of this Agreement shall be BioProgress’ cost of production plus ** ( **%) (which cost of production shall be calculated in accordance with BioProgress’s standard accounting practice based on the most recently completed fiscal year, and calculated on an annual basis, all of which shall be subject to Article 18 below.)

6. THE FACILITY

The parties acknowledge the vital importance of cGMP compliance at the facility at which the Film is produced. BioProgress shall maintain such compliance at all times during production of Film, as further set forth in Article 11.2 below. FMC and/or its customers shall have the right to audit the facility for compliance on ten (10) days written notice.

7. TERMS OF DELIVERY

7.1 The terms of delivery shall be Ex Works BioProgress’ plant unless otherwise mutually agreed in writing. All deliveries shall be accompanied by a certificate containing the lot numbers, certificates of analysis and the analytical approval dates for the shipment.

7.2 BioProgress will use all reasonable efforts to deliver each shipment by the delivery date agreed at the time the Order is accepted. However, if any shipment is not delivered by the end of two (2) weeks following the due delivery date, BioProgress shall pay to FMC a rebate of ** percent ( **%) of the price of the relevant shipment of Film for each further week (or part of a week) beyond such two week period by which the shipment is delayed up to a maximum rebate of ** percent ( **%) of the price of the shipment. Such rebate shall be payable as a credit against future orders for Film.BioProgress shall, as soon as practicable, notify FMC if it believes that a shipment is likely to be delayed.

8. CONTAINERS - WEIGHTS

8.1 All shipments of Film shall be packed in packaging agreed between the parties. BioProgress weights on all shipments shall govern except in the case of demonstrated error (at the first point upon arrival where FMC is able to check such weights), in which case an adjustment shall be made, in the case of any shipment under specified weight, by a credit against the next following invoice or, where a shipment is over weight either, at the option of FMC, by reducing the quantity of the next order to be delivered or adding the sum underpaid to the next following invoice. BioProgress shall mark the packaging in accordance with the reasonable instructions of FMC, including any instructions relating to hazardous goods, such as international danger symbols, material name, declaration of hazard and emergency instructions. All information held by or available to BioProgress as to potential hazards in the transport handling or use of Film shall be promptly communicated to FMC.

8.2 Should any difference arise in regard to weights or quantities, FMC shall, if so requested by BioProgress, hold the shipment of Film delivered intact for a reasonable period to permit inspection and reweighing by BioProgress. Any quantity agreed to be over or under weight following such inspection shall be dealt with in accordance with Article 8.1 above. Payment shall not prejudice FMC’s rights of rejection.

9. TERMS OF PAYMENT

9.1 Unless otherwise mutually agreed in writing, payment shall be made in Euros, by wire transfer, and payable thirty (30) days from the date of the bill of lading. Late payments shall bear interest from the due date until the date paid at four percent (4%) over the prime interest rate of the European Central Bank as reported on the due date in the Financial Times. Except where there is a genuine dispute as to whether the sum unpaid is due, BioProgress shall further be entitled to suspend deliveries of the Film until the outstanding amount, together with any interest due thereon, has been received in full from FMC.

9.2 Save as otherwise expressly provided herein, all payments shall be made without deduction or set off. Any credits due FMC upon the expiration or termination of this Agreement shall be paid to FMC by wire transfer or as otherwise agreed.

10. EXCUSES FOR NON-PERFORMANCE

10.1 Neither party shall be held liable or responsible to the other party for failure or delay in fulfilling any obligation of this Agreement or of any orders placed or any acknowledgment sent in accordance with this Agreement, if such delay or failure is caused by actions or events which are beyond the reasonable control of the affected party, the effect of which is to prevent or interfere with that party’s performance hereunder, including, without limitation, (i) any Act of God or public enemy, fire, explosion, accident, embargo or any other circumstances of like or different character commonly referred to as force majeure; or (ii) interruption of or delay in transportation or shortage or failure of supply of materials or equipment, breakdowns, labor strife from whatever cause arising; or (iii) compliance by either party hereto with any order, action, directive or request of any governmental official, department, agency or authority.

10.2 If either party hereto is rendered unable, wholly or in part, by any of the conditions described in Article 10.1 above to carry out any of its duties or obligations under this Agreement, other than accrued obligations to make cash payments, such party shall forthwith give written notice thereof to the other party, such notice to briefly describe the cause of such inability; and in the event that the party giving such notice is unable to perform such duties or obligations for any above-described reason such failure to perform shall, to the extent caused by those reasons, be excused and such duties and obligations and the corresponding duties and obligations of the other party shall be adjusted accordingly. The party giving the notice pursuant to the foregoing provision shall be obligated to use all reasonable diligence to remove the cause.

10.3 If, as a result of such conditions, BioProgress is unable to fully supply FMC’s requirements hereunder, BioProgress shall allocate all available Film from its plant on an equitable basis among FMC, BioProgress and BioProgress’ other customers, taking into consideration the respective quantities of Film purchased by FMC during the twelve (12) month period prior to the allocation.

11. WARRANTY

11.1 BioProgress’ hereby warrants that the Film shall be manufactured in accordance with current Good Manufacturing Practices (as set out in Article 11.2 below) and shall meet the Specifications at the time of delivery to the carrier. BioProgress makes no other warranty, express or implied, covering the film.

11.2 BioProgress warrant that the Film supplied hereunder conforms to current Good Manufacturing Practices shall mean that the Film complies with all applicable provisions of the U.S. Federal Food, Drug and Cosmetic Act and implementing regulations and their non-U.S. counterparts. “cGMP” means those current practices, as amended from time to time, related to the manufacture of pharmaceutical active ingredients and their precursors laid down in guidelines and regulations such as the GMP rules of the World Health Organization, the United States Code of Federal Regulations

(Title 21, Parts 210-211), the Guide to Inspection of Bulk Pharmaceutical Chemicals (U.S. Department of Health and Human Services, Revised September 1991), the Pharmaceutical Inspection Convention, and the European Community Guide to Good Manufacturing Practice in the production of pharmaceutical products.

12. DAMAGES - CLAIMS

12.1 In respect of Third Pary Claims relating to Film manufactured by or on behalf of BioProgress, BioProgress shall indemnify, defend and hold FMC and its subsidiaries harmless from and against one hundred percent (100%) of the amount of any and all Product Liability provided that the Film is used for its intended purpose. In respect of Third Party Claims relating to Film manufactured by or on behalf of FMC by parties other than BioProgress or its contractors, FMC shall indemnify, defend and hold BioProgress and its subsidiaries (as defined below) harmless from and against one hundred percent (100%) of the amount of any and all Product Liability. “Product Liability” shall mean any losses directly arising out of or directly resulting from any Third Party Claim for death or bodily injury actually or allegedly arising out of or resulting from the use and/or sale of the Film.The Parties agree that the provisions of Clause 8.5 of the Master License Agreement between them shall be incorporated herein. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT OR FOR LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT REGARDLESS OF ANY NOTICE OF SUCH DAMAGES.

12.2 FMC shall inspect each shipment of Film within thirty (30) days of receipt, and in any event before use. FMC shall have the right within such thirty (30) day period to reject any Film that fails to meet the warranted specifications and return such Film to BioProgress at BioProgress’ cost. Failure of FMC to make claim in writing against BioProgress within thirty (30) days after such arrival shall constitute an irrevocable acceptance of the shipment, except as to those shipments in which BioProgress fails to provide a correct certificate of analysis as prescribed hereunder. In this latter case, FMC shall have thirty (30) days after receipt of a correct certificate of analysis in which to reject the Film or file a claim.

12.3 In the event that the parties are unable to agree whether or not Film delivered is in accordance with the Specification or has met the test criteria, the matter may be referred at the instance of either party to such person as may be appointed by agreement between the parties or, in default of agreement, nominated on the application of either party by the President for the time being of the Proprietary Association of Great Britain in London (the “Expert”). Such person shall act as an expert and not as an arbitrator and shall be entitled to appoint such technical expert or experts as he considers necessary to assist him in determining the matter referred to him. The decision of the Expert (which shall be given by him in writing stating his reasons) shall, in the absence of manifest error, be final and binding on the parties. Each party shall provide the Expert with such information as he may reasonably require for the purposes of his determination. If either party claims any such information to be confidential to it, then provided that in the opinion of the Expert, that party has properly claimed the same as confidential, the Expert shall not disclose the same to the other party or to any third party. The costs of the Expert (including the costs of any technical expert appointed by him) shall be borne in such proportions as the Expert may determine to be fair and reasonable in all the circumstances or, if no such determination is made by the Expert, by the parties in equal proportions.

13. TERMINATION

Either party shall be entitled to terminate this Agreement on six (6) months written notice in the event that the other a) commits any material breach of this Agreement which is not remedied within thirty (30) days of written notice of the breach being given, or b) enters into any arrangements with its creditors or goes into liquidation whether voluntary or compulsory.

14. PATENTS AND TRADEMARKS

14.1 FMC hereby grants to BioProgress a non-exclusive royalty free sub license (if and to the extent required for BioProgress to carry out its obligations hereunder) to make film for use in the NRobe™ System only for FMC under the Master Licence Agreement. The sublicense granted hereunder shall be for the purposes of Bioprogress carrying out its obligations hereunder only and shall be coterminous with this Agreement.

14.2 In the event that a party is charged with infringement of any patent held by a third person by virtue of its performance in accordance with this Agreement, the party shall have the right, at its sole option, to suspend the performance of such allegedly infringing activity, without liability or obligation to the other party, until such challenge is resolved to its satisfaction. However, if any such suspension by either party continues for any consecutive period of six (6) months, the other party shall have the right to terminate this Agreement upon at least thirty (30) days prior written notice.

15. TOXICOLOGICAL DISCLOSURES

Each party hereto undertakes to inform the other immediately of any injurious effects or side effects whatsoever of the Film of which it obtains any knowledge at any time during the term of this Agreement.

16. TAXES - DUTIES AND CHARGES

Any tax, duty or other Governmental charges arising as a result of the importation, sale, or use of the Film, other than tax on the income of BioProgress, shall be paid by FMC.

17. ASSIGNMENT

This Agreement may not be assigned to a third party by either party without the prior written consent of the other party, provided however, that FMC may freely assign this Agreement, or delegate performance under it to any FMC subsidiary for so long, only, as such subsidiary remains a Subsidiary of FMC in which case FMC shall, nonetheless, remain liable to BioProgress for any acts or omissions of such Subsidiary in relation to the Agreement so assigned or delegated, and for the purposes of theis Agreement, “Subsidiary” shall mean a corporation or other entity, a majority of the Voting Shares of which is at the time owned, directly or indirectly, by a party to this Agreement or by one or more other Subsidiaries, or by a party to this Agreement and one or more other Subsidiaries, and Voting Shares shall mean stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation or other entity (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

18 ACCOUNTING RECORDS

BioProgress will keep records showing cost of production of Film sold to FMC under this Agreement, such records to be in sufficient detail to enable the production costs to be accurately determined in accordance with BioProgress’s standard accounting practices. BioProgress will permit its books and records to be examined once a year for the preceding year during its regular office hours to the extent necessary to verify thecost of production as used to determine the price of Film supplied herunder, such examination to be made at the expense of FMC by an independent auditor appointed by FMC who shall report to FMC only the amount of the cost of production of Film for the period under examination. Any such examination must be made within sixty (60) days following the end of any calendar year. If any examination reveals that FMC has been charged more than the cost of production of the Film supplied plus * percent (*%) for the period being examined, the auditor shall promptly notify both BioProgress and FMC of the perceived discrepancy together with the auditor’s detailing of the asserted discrepancy. At the request of either party, any such discrepancy perceived in the auditor’s report shall be the subject of a prompt meeting between BioProgress and FMC in accordance with the Framework Agreement at which meeting the parties shall discuss the purported discrepancy and attempt to resolve any dispute concerning it. If any examination reveals that FMC overpaid sums due to BioProgress under this Agreement as to the period being examined by more than (i) $* and (ii) * percent (*%) of the amount that was payable for such period, then BioProgress shall pay the cost of the auditor’s examination of the books and records. If BioProgress and FMC shall be unable to resolve the dispute, then at the request of either party it shall be deemed a dispute subject to the provisions of Article Eight of the Framework Agreement. FMC agrees to hold strictly confidential all information concerning costs of production and all information learned in the course of any audit hereunder, except when it is necessary for FMC to enforce its rights under this Agreement. If FMC chooses not to audit during the required time period for any year, or if it audits and does not object to any report within sixty (60) days of the date the report is delivered, the report shall be deemed final, binding and conclusive and not subject to any further review or adjustment for any reason whatsoever.

19. WAIVER

Either party’s waiver of any breach, or failure to enforce any of the terms and conditions of this Agreement, at any time, shall not in any way affect, limit or waive such party’s right thereafter to enforce and compel strict compliance with every term and condition of the Agreement.

20. CONTINUING OBLIGATIONS

Termination or expiration of this Agreement shall not relieve either party from full performance of any obligations incurred prior thereto.

21 DISPUTES

Save as provided in Article 12.3, any dispute arising in connection with this Agreement shall be addressed under the terms of Article 7 of the Framework Agreement.

22 GENERAL PROVISIONS

22.1 Governing Law. This Agreement shall be governed by and construed according to the laws of the Commonwealth of Pennsylvania.

22.2 Taxes. Unless otherwise agreed in writing all taxes in connection with or related to the execution of this Agreement shall be borne by BioProgress and FMC, respectively, each for their respective activities under this Agreement.

22.3 Amendments. Alterations and modifications of and amendments to this Agreement shall only be valid if made in writing and executed by the authorized representatives of both parties.

22.4 Partial Invalidity. In the event that any of the provisions of this Agreement or the Agreements are invalid because they are inconsistent with the applicable law, this shall in no manner affect the validity of any other provisions hereof. The parties hereto shall be obliged to replace any such invalid provisions by new provisions having similar economic effects to the extent legally possible.

22.5 Expenses. Each party shall pay its own expenses incurred with drafting, negotiating and concluding this Agreement and any related due diligence or other preparation.

22.6 Notices. Notice to either party under this Agreement shall be provided as follows:

If to FMC:

Division Manager, FMC BioPolymer

FMC Corporation

1735 Market Street

Philadelphia, PA 19103 USA

If to BioProgress:

Chief Executive Officer

Hostmoor Avenue,

March Cambridgeshire

PE15 0AX, United Kingdom

22.7 Waiver. The failure of either party to this Agreement or the Agreements to insist upon the strict performance of any or all of the terms and conditions hereof or to exercise any right or privilege herein conferred, shall not be construed as a waiver of any such term, condition, right or privilege.

22.8 No Partnership or Agency Created. Nothing in this Agreement shall be deemed to create or constitute a partnership or other legal entity between FMC and BioProgress, nor do they create any legal agency between the parties.

22.9 Two Originals. This Agreement is executed in the English language in two (2) execution copies, both being regarded as originals.

AGREED TO:

/s/ Theodore H. Butz		/s/ Graham Hind

FMC Corporation		BioProgress PLC

Date:	February 3, 2004	Date:	February 3, 2004

ANNEX A

Film specification

Property	Nominal value	Range
**	**	**

Film composition

Ingredient	%
**	**

Film dimensions

**

ANNEX B

Methods Of Analysis

To be agreed between the parties in accordance with practice within the Industry no later than Febraury 29 2004